Exhibit 99.3

CNOVA N.V.

EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the annual general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Wednesday, June 29, 2016, at 2.00 p.m. CET, at Hilton Amsterdam Airport Schiphol Hotel located at Schiphol Boulevard 701, 1118BN, Schiphol Airport, the Netherlands (the “AGM”).

Agenda item 1:                                                           Opening of the AGM

In addition to the matters that the Chairman of the AGM is required or accustomed to address in his opening remarks, the Chairman of the AGM will briefly discuss the reasons for the Company not having been able to file its annual report on Form 20-F or its annual accounts for the financial year 2015 within the prescribed time period for the respective filings, as already communicated by the Company through various press releases. Shareholders and other persons with meeting rights with respect to the Company will be given the opportunity to ask questions in this respect.

In view of the Company not having been able to timely file the annual accounts for the financial year 2015, the (i) Board report for the financial year 2015, (ii) disclosure of remuneration in the annual accounts for the financial year 2015, (iii) allocation of losses and dividend policy, (iv) adoption of the annual accounts for the financial year 2015 and (v) release from liability of the members of the Board with respect to the performance of their duties during the financial year 2015 have not been put on the agenda for the AGM.

Agenda item 2:                                                           Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2016 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company’s annual accounts. In the 2015 annual general meeting of shareholders of the Company (the “2015 AGM”), the General Meeting appointed Ernst & Young Audit as the external independent auditor for the audit of the annual accounts for the financial year 2015.

It is now proposed to appoint Ernst & Young Audit as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2016.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to appoint Ernst & Young Audit as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2016.

Agenda item 3:                                                           Reappointment of Eleazar de Carvalho Filho as Non-Executive Director (voting item)

In the extraordinary general meeting of shareholders of the Company held on October 30, 2014 (the “2014 EGM”), the General Meeting appointed Mr. Eleazar de Carvalho Filho as Non-Executive Director of the Company for a period starting from October 31, 2014 and ending at the second annual general meeting of shareholders of the Company following completion of the Company’s initial public offering (the “IPO”), being the AGM. It is now proposed that Mr. Eleazar de Carvalho Filho will be reappointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Eleazar de Carvalho Filho was formerly the President and Managing Director of the Brazilian National Development Bank and has served as Chief Executive Officer of Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company. From 2006 to 2011, Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil. He also has served as a member of the board of directors of Petróleo Brasileiro S.A., Centrais Elétricas Brasileiras S.A. and Vale S.A. He currently serves as director of FMC Technologies Inc. and Brookfield Renewable Energy Partners L.P. In addition, he serves as director of GPA, where he is also a member of the audit committee and chair of the financial committee, and as President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a bachelor’s degree in Economics from New York University and a master’s degree in International Relations from Johns Hopkins University.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to reappoint Mr. Eleazar de Carvalho Filho as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Agenda item 4:                                                           Reappointment of Bernard Oppetit as Non-Executive Director (voting item)

In the 2014 EGM, the General Meeting appointed Mr. Bernard Oppetit as Non-Executive Director of the Company for a period starting from November 24, 2014 and ending at the second annual general meeting of shareholders of the Company following completion of the IPO, being the AGM. It is now proposed that Mr. Bernard Oppetit will be reappointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Bernard Oppetit is one of our independent Directors. He currently serves as the chairman of Centaurus Capital Ltd, an asset management firm he created in 2000. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in

1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited, Centaurus Management Company Limited, Centaurus Capital International Limited and Emolument Ltd. In addition, he is an advisor to Fortress Investment Group. Mr. Oppetit graduated from École Polytechnique in Paris in 1978.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to reappoint Mr. Bernard Oppetit as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Agenda item 5:                                                           Appointment of Yves Desjacques as Non-Executive Director (voting item)

By written resolution dated August 28, 2015, the Board appointed Mr. Yves Desjacques as the temporary replacement of Mr J.C.H. Naouri, who resigned as Non-Executive Director with effect from that same day, under Article 13.10 of the articles of association of the Company (the “Articles of Association”).

It is now proposed that Mr. Yves Desjacques will be formally appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Mr.Yves Desjacques previously served as one of Cnova’s Directors from November 19, 2014 until December 8, 2014. He has served as head of human resources of Groupe Casino and as a member of the board of directors of Almacenes Éxito S.A. since 2007 and 2009, respectively. Mr. Desjacques has been a member of the board of directors of Via Varejo S.A. since February 2014 and is also chairman of the human resources committee of Via Varejo S.A. He is also a member of the board of directors and the human resources and compensation committee of Companhia Brasileira de Distribuição. Mr. Desjacques also serves on the good governance code assessment, follow-up and compensation committee of Almacenes Éxito S.A. Prior to joining Groupe Casino, Mr. Desjacques was director of human resources and a member of the general committee of Vedior France from 2001 to 2007. Mr. Desjacques holds a master’s degree in public law from Université Paris II Panthéon-Assas where he specialized in labor law, corporate relations and human resources.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders to appoint Mr. Yves Desjacques as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Agenda item 6:                                                           Appointment of Peter Paul Estermann as Non-Executive Director (voting item)

By written resolution dated November 20, 2015, the Board appointed Mr. Peter Paul Estermann as the temporary replacement of Mr L. Barroso, who resigned as Non-Executive Director with effect from that same day, under Article 13.10 of the Articles of Association, and elected him as Chairman of the Board.

It is now proposed that Mr. Peter Paul Estermann will be formally appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Mr. Estermann has been the Chief Executive Officer of Via Varejo since October 2015, and has been vice president of strategic development and infrastructure of GPA since 2014. Previously, he held the following executive positions: vice-president and chief operating officer of TENCO Shopping Centers in 2014; executive officer of global operations of Magnesita Refratários S.A. from 2012 to 2013; chief executive officer at LWB Refractories — Germany, subsidiary of Magnesita Refratários S.A. for operations in Europe, from 2008 to 2011; executive director of operations at Medial Saúde, one of the largest health insurance companies in Brazil, from 2006 to 2007, during its initial public offering in the Novo Mercado segment of the BM&FBOVESPA, in which he actively participated, executive director of organizational development and president for the North and Northeast regions of Telemar Norte Leste S.A. from 2001 to 2005; executive director of operations and vice-president at Satipel Minas Industrial Ltda. from 1999 to 2001; chairman of the board of directors and general director of Tecflor Ind. S.A. from 1997 to 1998; general director of the forestry division of Aracruz Celulose SA from 1996 to 1997; chief operating officer of the Petropar Group from 1989 to 1995; chief operating officer of Destilaria Brasilândia S.A. from 1987 to 1988; and general manager of Agropecuária Mogno S.A. from 1981 to 1986. Mr. Estermann also served as a member of the board of directors of Tecflor Industrial S.A. from 1997 to 1998, Planalto Transportes Ltda. from 2007 to 2008 and Odontosystem Ltda. in 2008; as chairman of the board of directors of Sinterco S.A. from 2008 to 2013; and as member and chairman of the board of directors of Reframec Services S.A. in 2013. Mr. Estermann holds a bachelor’s degree in agricultural engineering from Universidade Federal de Minas Gerais — Lavras and a graduate degree from Harvard Business School.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to appoint Mr. Peter Paul Estermann as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Agenda item 7:                                                           Appointment of Emmanuel Olivier Grenier as Executive Director (voting item)

Mr. Emmanuel Olivier Grenier was appointed as proxy holder of the Company by the Board on June 4, 2014 and subsequently granted the title Non Board Co-CEO in accordance with the Articles of Association. In its meeting held on January 21, 2016, the Board appointed Mr. Emmanuel Olivier Grenier as the temporary replacement of Mr. G.P. Quiroga Vilardo, who resigned as Executive Director and Board Co-CEO with effect from that same day, under Article 13.10 of the Articles of Association. In that same meeting, the Board elected Mr. Emmanuel Olivier Grenier as sole CEO.

It is now proposed that Mr. Emmanuel Olivier Grenier will be formally appointed as Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Mr. Grenier has served as Managing Director and Chief Executive Officer of Cdiscount since 2008. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, including as President of Cdiscount Group and CD Africa S.A.S., director and President of E-Trend S.A.S, director of C-Distribution Asia Pte. Ltd (C-Asia) and director of C Distribution (Thailand) Ltd. Mr. Grenier holds a master’s degree from ESC Chambéry in France.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to appoint Mr. Emmanuel Olivier Grenier as Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2019.

Agenda item 8:                                                           Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the Articles of Association and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has most recently granted such authorization, subject to certain limitations, in the 2015 AGM, which authorization was effective as of, and for a period of eighteen months from, the date of the 2015 AGM. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to authorize the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company at the date of the AGM plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company at the date of the AGM, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price or value that is between nil and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ or, as the case may be, Euronext Paris (such average market price being the average of the closing prices on each of the 10 consecutive trading days on the relevant market preceding the second day prior to the date the acquisition is agreed upon by the Company), for a period of eighteen (18) months with effect from the AGM, exclusive of any fees, commissions or other expenses related to such acquisitions, provided however that such price does not exceed the price of purchases as provided under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Acquisition Program”). In the case of private purchases under the Acquisition Program, the average of the closing prices on each of the 10 consecutive trading days on the Company’s principal trading venue within the meaning of Article 16 of Regulation (EU) No 236/2012 and the rules promulgated thereunder, shall apply.

This proposed authorization is without prejudice to the authorization granted by the General Meeting in the 2015 AGM.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to authorize the board of directors to perform acquisitions by the Company for a period of eighteen (18) months with effect from the 2016 annual general meeting of shareholders. The number of ordinary shares to be acquired pursuant to this authorization, the manner in which such shares may be acquired and the limits within which the price must be set have been specified in the explanatory notes to the agenda.

Agenda item 9:                                                           Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares (voting item)

Under Article 6 of the Articles of Association and Dutch law, the General Meeting may delegate to the Board the authority to resolve upon the issuance of ordinary shares and special voting shares and to grant rights to subscribe for such shares. Such delegation shall only be valid for a specified period of not more than five (5) years and may from time to time be extended by the General Meeting with a period of not more than five (5) years.

The General Meeting has most recently delegated the authority to resolve upon the issuance of ordinary shares and special voting shares and to grant rights to subscribe for such shares, in the

2015 AGM, which delegation was effective as of, and for a period of five (5) years from, the date of the IPO. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to delegate to the Board the authority to resolve on the issuance of ordinary shares and special voting shares up to the maximum number allowed to be issued under the Company’s authorized share capital as stipulated in the Articles of Association from time to time, and to grant rights to subscribe for such ordinary shares and special voting shares up to such maximum number, for a period of five (5) years with effect from the AGM, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to delegate to the board of directors the authority to resolve on the issuance of ordinary shares and special voting shares up to the maximum number allowed to be issued under the Company’s authorized share capital as stipulated in the articles of association of the Company from time to time, and to grant rights to subscribe for such ordinary shares and special voting shares up to such maximum number, for a period of five (5) years with effect from the 2016 annual general meeting of shareholders, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

Agenda item 10:                                                    Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

Under Article 7 of the Articles of Association and Dutch law, the General Meeting may delegate to the Board the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares.

The General Meeting has most recently delegated the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares, in the 2015 AGM. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to delegate to the Board the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares, for a period of five (5) years, with effect from the AGM.

Proposed resolution

In accordance with and further to the explanatory notes to the agenda for the 2016 annual general meeting of shareholders, to delegate to the board of directors the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares, for a period of five (5) years, with effect from the 2016 annual general meeting of shareholders.

The Board of Directors

May 18, 2016